

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 19, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (814) 455-5379

William S. Short
President
Rent-Way, Inc.
One RentWay Place
Erie, Pennsylvania 16505

> **Re: Rent-Way, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 24, 2006**
> **File No. 000-22026**

Dear Mr. Short:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your document to include a summary term sheet, as required by Item 14(b)(1) of Schedule 14A. The proxy statement should begin with the summary term sheet, followed by the table of contents. The summary term sheet should concisely set forth the principal terms of the transaction, rather than summarizing

the entire document. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release No. 33-7760.

2. We note that Proposal 2 seeks discretion to vote on other business that may come before the meeting or any adjournment. If you contemplate adjourning the meeting to solicit additional proxies, such action must appear as a separate item for shareholder approval, as it is not an incidental matter as contemplated by Exchange Act Rule 14a-4(c)(7). Refer also to Rule 14a-4(a)(3). Alternatively, please confirm that you will not seek to adjourn the special meeting to solicit additional proxies.

Summary, page 1
Termination of the Merger Agreement, page 8

3. Please expand your disclosure to discuss what constitute a material adverse effect under the merger agreement.

Can I change my vote?, page 12

4. Please revise the last sentence of the answer to this question, which currently suggests that notice that a shareholder wants to revoke a proxy will not be sufficient to do so unless the shareholder actually submits a later vote or proxy.

How are votes counted?, page 12

5. Please discuss the treatment and effect of broker non-votes.

Expenses of Proxy Solicitation, page 17

6. Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

The Merger, page 18
Background of the Merger, page 18

7. Please expand your discussion to address the reasons why the board undertook a review of potential alternatives in January 2006 and why it concluded the following month that management should explore selling the company. In making revisions, please specifically address the basis for each of the board's determinations.

8. Please expand your discussion throughout as to why the board decided to pursue a cash merger as opposed to other strategic alternatives. See Regulation M-A, Item 1004(a)(2)(iii).

9. Please confirm that Parties A, B, and C are not affiliates of yours and that they, or persons associated with them, did not have a direct interest in any of their contacts with you. See Schedule 14A, Item 14(b)(7).

10. Please clarify whether Rent-A-Center was one of the six parties who expressed a significant level of interest in response to Citigroup's efforts to contact potential purchasers. Please also discuss the indications of interest, offers, or negotiations by the remaining two or three parties. We note that you have only discussed indications of interest by parties A, B and C and Rent-A-Center.

Opinion of the Financial Advisor, page 21

11. Please provide for staff review all materials prepared by MCF and provided to Rent-Way's board, or their representatives. Provide the board book and all transcripts, summaries, and video presentation materials. Note that we may have additional comments on your disclosure once we have reviewed it.

12. We note your statement on page 22 that MCF received financial projections from you and that projections are disclosed on page 47. Please provide us supplementally with copies of these projections and all other financial information you prepared for MCF or Citigroup. Please also confirm to us that any material forecasts other than those disclosed on page 47 were not made available to Rent-A-Center or, alternatively, revise your proxy statement to include these materials as well.

13. Please disclose the basis for MCF's assumption that the financial projections relating to you were reasonably prepared.

14. Please disclose, if true, that no updated opinion will be obtained.

15. Please disclose how MCF selected the companies used in each format of its precedent transaction analysis, the discounted cash flow analysis, and the comparable public company analysis. Disclose whether any companies meeting these criteria were excluded from the analyses.

Selected Precedent Transaction Analysis, page 23

16. Please expand your discussion of this analysis performed by the financial advisor to disclose how it calculated enterprise value. In addition, please disclose the number of transactions analyzed in the rent-to-own industry and the basis for

using EBITDA, rather than revenue or another measure, in evaluating transactions in the specialty retail industry. You may also consider providing examples of the specialty retail industry transactions that were evaluated.

17. In addition to our comment above, please explain why MCF chose to compare Rent-Way's earnings to the broader specialty retail industry, and explain what the specialty retail industry encompasses and why other companies in that industry are relevant to Rent-Way.

Discounted Cash Flow Analysis, page 24

18. Please expand your discussion to discuss the basis for the discount rates used in this analysis. Please disclose the number of comparable publicly traded companies used to calculate the EBITDA terminal multiples that were used.

Comparable Public Company Analysis, page 24

19. Please explain whether MCF considered any historical information of Aaron Rents, Rent-A-Center, and Rent-Way. The analysis appears to be based solely on projected information. If that is true, please explain why MCF chose not to use historical information, and disclose the basis or source of projections relating to Aaron Rents and Rent-Way.

Interests of Rent-Way's Directors and Executive Officers in the Merger, page 28

20. Please revise your table to provide aggregate information for your directors and executive officers. In addition, please provide a column quantifying the total of all compensatory payments and all other benefits that all executive officers, directors, and key employees will receive as a result of the transaction. Provide this information on an individual and group basis.

The Merger Agreement, page 34

21. We note your disclosure that the representations and warranties may not be accurate or complete as of any particular date. Please be advised that, notwithstanding the inclusion of this disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement not misleading. Please confirm your understanding.

22. We note the statement that shareholders should not rely on the representations and warranties in the merger agreement as statements of factual information. We also note your statement that the merger agreement should be read together with other information in the proxy statement and public filings. Please revise to more

clearly state that the representations and warranties should be read with
consideration given to the entirety of public disclosure regarding the parties as set
forth in their respective reports with the SEC. As currently drafted, the disclosure
may still imply that the representations and warranties do not constitute public
disclosure for purposes of the federal securities laws.

Consideration to be Received in the Merger, page 35

23. Please disclose how Rent-A-Center intends to finance the $10.65 per share cash
     payment. Please also disclose whether Rent-A-Center has a signed agreement in
     place to finance the cash payment, such that financing is assured. Refer to
     Instruction 2 to Item 14 of Schedule 14A.

Amendment, Modification and Waiver, page 46

24. Briefly describe the facts under which you may waive the conditions to the
     merger, and any circumstances under which you would re-solicit stockholders'
     votes.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

• staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: John J. Zak (*via facsimile* 716-849-0349)
        Hodgson Russ LLP
        One M&T Plaza
        Suite 2000
        Buffalo, New York 14203